3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

fax: 215.981.4750

falcoj@pepperlaw.com

January 23, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Cole, Esq.

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 88 (“PEA 88”) to the Trust’s Registration Statement on Form N-1A provided on January 6, 2014.  PEA 88 was filed on November 6, 2013 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Mount Lucas U.S. Focused Equity Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the prospectus (the “Prospectus”) contained in PEA 88.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

*              *              *

1.                                      With respect to the fee table, confirm that the Fund does not anticipate investing in “acquired funds” to the extent that the Fund is required to disclose “acquired fund fees and expenses” in the fee table as a separate line item.

Response:  Confirmed.

2.                                      Identify the types of equity securities in which the Fund will investing in the “Fund Summary” under the heading “Summary of Principal Investment Strategies” and also

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under the heading “Principal Investment Strategies” in “More Information About The Fund’s Investment Objective, Strategies And Risks.”

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.                                      Under the heading “Performance Information” in the “Fund Summary,” disclose that the Fund has the same investment objective and strategies as those of the Predecessor Fund.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

4.                                      Under the heading “Management of the Fund, Portfolio Managers” disclose the year during which the portfolio managers began managing the Fund.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

*              *              *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

January 23, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 88, the Trust’s Registration Statement on Form N-1A filed with the Commission on November 6, 2013 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel Weiss

Joel L. Weiss
President

Cc:	Ms. Mary Cole, Esq., Securities and Exchange Commission John M. Ford, Esq.